SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549


                                 SCHEDULE 13E-4
                          Issuer Tender Offer Statement
   (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)


                                 AMENDMENT NO. 1

                           SCHULTZ SAV-O STORES, INC.
                  (Name of Issuer and Person Filing Statement)

                    Preferred Stock, $100 Par Value Per Share
                         (Title of Class of Securities)

                                 Not Applicable
                      (CUSIP Number of Class of Securities)

                                  JOHN H. DAHLY
                            Executive Vice President
                           Schultz Sav-O Stores, Inc.
                                2215 Union Avenue
                           Sheboygan, Wisconsin  53081
                                 (414) 457-4433
            (Name, Address and Telephone Number of Person Authorized
                 to Receive Notices and Communications on Behalf
                         of the Person Filing Statement)
                                 ______________

                                 With a Copy to:
                                 STEVEN R. BARTH
                                 Foley & Lardner
                            777 East Wisconsin Avenue
                           Milwaukee, Wisconsin  53202
                                 (414) 271-2400
                                 ______________

                               September 11, 1995
                    (Date Tender Offer First Published, Sent
                          or Given to Security Holders)

   Item 8    Additional Information

             In making any determination with respect to the satisfaction of certain conditions to the tender offer described under the caption "5. Certain Conditions Of The Offer" in the Offer to Purchase, dated September 11, 1995 (previously filed as exhibit number (a)(1) to this Schedule 13E-
   4), satisfaction of conditions (a)(ii), (b), (c)(iv), (c)(v) and (h) will be made in the reasonable judgment of the Company, rather than in the sole judgment of the Company as described therein.

                                    SIGNATURE


             After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Date:      October 5, 1995

                                      SCHULTZ SAV-O STORES, INC.


                                      By /s/ John H. Dahly
                                           John H. Dahly
                                           Executive Vice President